EXHIBIT 99.1

Himax Reports Second Quarter 2010 Financial Results

First Half 2010 Display Driver Revenue for Handset Applications Grew 84.6% Year-Over-Year

TAINAN, Taiwan, Aug. 9, 2010 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the second quarter ended June 30, 2010.

For the second quarter of 2010, Himax reported net revenues of $187.7 million, representing a 1.5% increase from $184.9 million in the second quarter of 2009, and a 7.0% increase from $175.5 million in the first quarter of 2010. Gross margin was 20.4% in the second quarter of 2010, down 40 basis points year-over-year, and up 60 basis points, sequentially. Operating income in the second quarter was $13.0 million, compared to $14.8 million for the same period last year and $10.1 million in the previous quarter.

Net income attributable to Himax stockholders for the second quarter of 2010 was $12.0 million or $0.07 per diluted ADS, down from $15.4 million or $0.08 per diluted ADS in the second quarter of 2009, and up from $9.1 million or $0.05 per diluted ADS in the first quarter of 2010.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the second quarter of 2010 was $15.4 million, down from $17.7 million in the same period last year, and up from $12.5 million in the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the second quarter of 2010 was $14.0 million or $0.08 per diluted ADS, down from $17.9 million or $0.10 per diluted ADS in the second quarter of 2009, and up from $11.2 million or $0.06 per diluted ADS in the first quarter of 2010.

Reconciliation of gross margin, operating margin, net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Numbers for shares outstanding and relevant information in the financial statements of the Company's common stocks are retroactively adjusted for all periods presented to reflect the effect of the recapitalization plan approved by the Company's stockholders in the general meeting on August 6, 2009. The recapitalization plan led to change in par value of the stock and doubled the total share count, with ADS ratio changing to one ADS representing two common stocks.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Revenue from small- and medium-sized applications experienced a record-level $65.7 million in the second quarter 2010, up 74.9% from the same period last year and up 42.0%, sequentially. Most notably, our display driver revenue for handset applications recorded 84.6% year-over-year growth. We believe our strength in the market is primarily due to our complete product lineup, coupled with our strategic marketing and solid execution. We will continue to drive growth and increase our market share."

Mr. Wu continued, "In the first half of 2010, we have already shipped more LCOS panels than we delivered in the full year 2009. We are confident that we are well positioned to capitalize on the emerging pico-projector industry, which we believe is still in the early stage of a long-term product life cycle. Moreover, thanks to the ramp-up of WLED drivers for notebooks and TV applications, revenues from our analog ICs line more than doubled in the first half of 2010, both sequentially and year-over-year. We expect this momentum to continue, with increased penetration of white LED back-light in TFT-LCD panels and the growing adoption of our white LED drivers."

Mr. Wu continued, "We achieved another important milestone in July 2010 with the commencement of small-volume shipment of our 2D to 3D chip to a major TV brand. Our real-time 2D to 3D conversion solutions, suitable for all types of 3D displays, has received overwhelming interest from customers since we introduced this technology in February. Customers are keen to incorporate our solutions into a number of 3D-ready displays to capitalize on the early-adopter advantages in the 3D era. While our design-in and sales activities have been intensive, our near-term shipments are constrained by the limited availability of 3D panels. We expect the supply shortage to ease in the next few quarters."

Mr. Wu continued, "In our CMOS image sensor product line, on top of shipment for handsets, we started small volume shipments of notebook PC applications to one of the world's top notebook brands. The adoption by this world-class brand validates our product and technology competitiveness. With the sampling of our next generation CMOS image sensors, we are on track to be awarded with more design-in projects for a wider range of customers."

Mr. Wu added, "We are seeing softening demand since June with talks of end product sell-through noticeably slowing down and customers getting cautious on inventory levels. Over the past ten days, in particular, we have seen our customers significantly cut back their forecasts for August and September. While we are actively talking to our customers, we have not yet come to a conclusion as to whether this is a short-term over-reaction or if it has long-term implications. We are uncertain if this is specific to Himax or this is an industry-wide phenomenon."

Mr. Wu continued, "Despite recent concerns over excess inventory and weakening demand industry-wide, we have seen our gross margin improve since the beginning of the year. We expect this trend to continue due to better product mix, and solid execution of our price strategies and cost reduction measures. In particular, we are pleased to see improved gross margins for some of our major non-driver products. Take our LCOS pico-projector product line for example, with increased shipment and higher capacity utilization, gross margin and gross profit continue to grow. We believe similar economies of scale are taking place in some of our other non-driver product lines, which will eventually be growth drivers of both our top line revenue and bottom line profit in the not too distant future."

Mr. Wu added, "For the third quarter 2010, we expect revenues to decline by 13% to 18%, gross margin to increase by 1-2 percentage points, and GAAP earnings per ADS to be in the range of $0-0.02. Our third quarter GAAP earnings per ADS guidance takes into account our 2010 grant of restricted share units, or RSUs, at the end of September. The 2010 RSUs, subject to Himax' Board approval, is assumed to be valued in the range of $9 to $10 million, of which approximately 60% will be vested and expensed immediately on the grant date. Excluding share-based compensation and acquisition-related charges, our third quarter 2010 non-GAAP earnings per ADS guidance is $0.04-0.06."

Investor Conference Call / Webcast Details

The Company's management will review detailed second quarter 2010 results on Monday, August 9, 2010 at 7:00 PM EDT (7:00 AM, Tuesday, August 10, Taiwan time). The conference dial-in numbers are +1-201-689-8471 (international) and +1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through noon Taiwan time on Tuesday, August 17, 2010 (midnight U.S. Eastern Daylight Time) at www.himax.com.tw and by telephone at +1 858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 353643.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010, as amended.

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2010	2009	2010
Revenues
Revenues from third parties, net	$ 94,939	$ 63,348	$ 70,940
Revenues from related parties, net	92,768	121,579	104,558
	187,707	184,927	175,498

Costs and expenses:
Cost of revenues	149,388	146,539	140,773
Research and development	18,341	17,576	17,808
General and administrative	4,197	3,885	4,043
Sales and marketing	2,752	2,126	2,749
Total costs and expenses	174,678	170,126	165,373

Operating income	13,029	14,801	10,125

Non operating income (loss):
Interest income	169	284	104
Equity in losses of equity method investees	(106)	--	(59)
Foreign exchange gains (losses), net	53	1,006	(11)
Other income, net	67	17	88
	183	1,307	122
Earnings before income taxes	13,212	16,108	10,247
Income tax expense	2,174	1,717	2,049
Net income	11,038	14,391	8,198
Net loss attributable to noncontrolling interests	930	1,032	940
Net income attributable to Himax stockholders	$ 11,968	$ 15,423	$ 9,138

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.03	$ 0.04	$ 0.03
Diluted earnings per ordinary share attributable to Himax stockholders	$ 0.03	$ 0.04	$ 0.03
Basic earnings per ADS attributable to Himax stockholders	$ 0.07	$ 0.08	$ 0.05
Diluted earnings per ADS attributable to Himax stockholders	$ 0.07	$ 0.08	$ 0.05

Basic Weighted Average Outstanding Ordinary Shares	355,426	371,984	357,557
Diluted Weighted Average Outstanding Ordinary Shares	358,011	373,602	359,102

Himax Technologies, Inc. Unaudited Condensed Consolidated Statements of Income (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Six Months Ended
	June 30,
	2010	2009
Revenues
Revenues from third parties, net	$165,879	$107,721
Revenues from related parties, net	197,326	202,862
	363,205	310,583

Costs and expenses:
Cost of revenues	290,161	245,980
Research and development	36,149	32,825
General and administrative	8,240	7,479
Sales and marketing	5,501	4,675
Total costs and expenses	340,051	290,959

Operating income	23,154	19,624

Non operating income (loss):
Interest income	273	566
Equity in losses of equity method investees	(165)	--
Foreign exchange gains (losses), net	42	(409)
Other income (loss), net	155	(121)
	305	36
Earnings before income taxes	23,459	19,660
Income tax expense	4,223	1,966
Net income	19,236	17,694
Net loss attributable to the noncontrolling interests	1,870	2,098
Net income attributable to Himax stockholders	$21,106	$19,792

Basic earnings per ordinary share attributable to Himax stockholders	$0.06	$0.05
Diluted earnings per ordinary share attributable to Himax stockholders	$0.06	$0.05
Basic earnings per ADS attributable to Himax stockholders	$0.12	$0.11
Diluted earnings per ADS attributable to Himax stockholders	$0.12	$0.11

Basic Weighted Average Outstanding Shares	356,486	374,859
Diluted Weighted Average Outstanding Shares	358,517	375,139

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2010	2009	2010
Share-based compensation
Cost of revenues	$ 21	$ 13	$ 22
Research and development	1,375	1,807	1,374
General and administrative	228	271	229
Sales and marketing	218	260	218
Income tax benefit	(131)	(295)	(187)
Total	$ 1,711	$ 2,056	$ 1,656

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 258	$ 258	$ 259
Sales and marketing	290	290	289
Income tax benefit	(200)	(162)	(139)
Total	$ 348	$ 386	$ 409

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Six Months Ended June 30,
	2010	2009
Share-based compensation
Cost of revenues	$ 43	$ 26
Research and development	2,749	3,590
General and administrative	457	543
Sales and marketing	436	534
Income tax benefit	(318)	(396)
Total	$ 3,367	$ 4,297

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Research and development	$ 517	$ 516
Sales and marketing	579	580
Income tax benefit	(339)	(324)
Total	$ 757	$ 772

Himax Technologies, Inc. Unaudited Condensed Consolidated Balance Sheets (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	June 30, 2010	March 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$ 153,967	$ 155,932	$ 110,924
Investments in marketable securities available-for-sale	3,900	5,198	10,730
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	97,499	71,354	64,496
Accounts receivable from related parties, less allowance for sales returns and discounts	118,746	129,519	138,172
Inventories	79,261	65,401	67,768
Deferred income taxes	15,873	17,590	17,491
Prepaid expenses and other current assets	12,657	13,753	14,216
Total current assets	$ 481,903	$ 458,747	$ 423,797

Investments in non-marketable equity securities	12,643	11,619	11,619
Equity method investments	1,318	1,430	586
Property, plant and equipment, net	50,544	50,783	51,586
Deferred income taxes	23,426	24,695	24,548
Goodwill	26,846	26,846	26,846
Intangible assets, net	7,773	8,322	8,872
Other assets	2,440	2,541	2,594
	124,990	126,236	126,651
Total assets	$ 606,893	$ 584,983	$ 550,448

Liabilities and Equity
Current liabilities:
Accounts payable	$ 134,266	$ 115,916	$ 88,079
Income taxes payable	7,661	16,495	14,147
Dividend payable	44,188	--	--
Other accrued expenses and other current liabilities	19,413	16,017	18,425
Total current liabilities	$ 205,528	$ 148,428	$ 120,651
Other liabilities	4,642	5,605	5,725
Total liabilities	$ 210,170	$ 154,033	$ 126,376

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 353,502,962 shares, 355,531,454 shares, and 358,012,184 shares issued and outstanding at June 30, 2010, March 31, 2010, and December 31, 2009, respectively	$ 106,051	$ 106,659	$ 107,404
Additional paid-in capital	101,623	102,123	102,924
Accumulated other comprehensive income (loss)	(32)	35	4
Unappropriated retained earnings	186,039	218,259	209,121
Himax stockholders' equity	$ 393,681	$ 427,076	$ 419,453
Noncontrolling interests	3,042	3,874	4,619
Total equity	$ 396,723	$ 430,950	$ 424,072
Total liabilities and equity	$ 606,893	$ 584,983	$ 550,448

Himax Technologies, Inc. Unaudited Condensed Consolidated Statements of Cash Flows (Amounts in Thousands of U.S. Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2010	2009	2010

Cash flows from operating activities:
Net income	$ 11,038	$ 14,391	$ 8,198
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,463	3,530	3,522
Reversal for allowance for doubtful accounts	--	(129)	--
Share-based compensation expenses	1,842	2,351	1,843
Equity in losses of equity method investees	106	--	59
Gain on disposal of property and equipment	--	(12)	--
Gain on disposal of marketable securities, net	(19)	--	(59)
Deferred income tax expense (benefit)	2,639	(1,604)	(375)
Inventories write downs	1,371	3,223	2,864
Changes in operating assets and liabilities:
Accounts receivable	(25,211)	(12,439)	(6,858)
Accounts receivable from related parties	9,827	(54,097)	8,656
Inventories	(15,230)	(22,770)	(498)
Prepaid expenses and other current assets	1,098	(3,571)	462
Accounts payable	18,352	73,419	27,837
Income taxes payable	(8,844)	(5,166)	2,354
Other accrued expenses and other current liabilities	2,464	2,263	(2,199)
Other liabilities	(602)	--	--
Net cash provided by (used in) operating activities	2,294	(611)	45,806

Cash flows from investing activities:
Purchase of property and equipment	(1,720)	(2,870)	(2,388)
Proceeds from disposal of property and equipment	--	1	--
Purchase of available-for-sale marketable securities	(4,257)	(5,147)	(5,577)
Disposal of available-for-sale marketable securities	5,514	6,693	11,190
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	94	333	418
Purchase of non-marketable equity securities	(1,024)	--	--
Purchase of equity method investments	--	(351)	(897)
Purchase of subsidiary shares from noncontrolling interests	(109)	(33)	(38)
Decrease (increase) in other assets	72	(38)	69
Net cash provided by(used in) investing activities	(1,430)	(1,412)	2,777

Himax Technologies, Inc. Unaudited Condensed Consolidated Statements of Cash Flows (Amounts in Thousands of U.S.Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2010	2009	2010
Cash flows from financing activities:
Distribution of cash dividends	$ --	$ (55,496)	$ ---
Proceeds from issuance of new shares by subsidiaries	76	55	65
Payments to acquire ordinary shares for retirement	(2,903)	(6,458)	(3,642)
Proceeds from borrowing of short-term debt	160,000	--	--
Repayment of short-term debt	(160,000)	--	--
Net cash used in financing activities	(2,827)	(61,899)	(3,577)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(2)	4	2
Net increase (decrease) in cash and cash equivalents	(1,965)	(63,918)	45,008
Cash and cash equivalents at beginning of period	155,932	200,678	110,924
Cash and cash equivalents at end of period	$ 153,967	$ 136,760	$ 155,932

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 5	$ --	$ --
Income taxes	$ 8,196	$ 7,608	$ 47
Supplemental disclosures of non-cash financing activities:
Dividend Payable	$ 44,188	$ --	$ --

Himax Technologies, Inc. Unaudited Supplemental Data – Reconciliation Schedule (Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended June 30,		Three Months Ended March 31,
	2010	2009	2010
Revenues	$ 187,707	$ 184,927	$ 175,498

Gross profit	38,319	38,388	34,725
Add: Share-based compensation – Cost of revenues	21	13	22
Gross profit excluding share-based compensation	38,340	38,401	34,747
Gross margin excluding share-based compensation	20.4%	20.8%	19.8%

Operating income	13,029	14,801	10,125
Add: Share-based compensation	1,842	2,351	1,843
Operating income excluding share-based compensation	14,871	17,152	11,968
Add: Acquisition-related charges –Intangible assets amortization	548	548	548
Operating income excluding share-based compensation and acquisition-related charges	15,419	17,700	12,516
Operating margin excluding share-based compensation and acquisition-related charges	8.2%	9.6%	7.1%
Net income attributable to Himax stockholders	11,968	15,423	9,138
Add: Share-based compensation, net of tax	1,711	2,056	1,656
Add: Acquisition-related charges, net of tax	348	386	409
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	14,027	17,865	11,203
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	7.5%	9.7%	6.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc. Unaudited Supplemental Data – Reconciliation Schedule (Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Six Months Ended June 30,
	2010	2009
Revenues	$363,205	$310,583

Gross profit	73,044	64,603
Add: Share-based compensation – Cost of revenues	43	26
Gross profit excluding share-based compensation	73,087	64,629
Gross margin excluding share-based compensation	20.1%	20.8%

Operating income	23,154	19,624
Add: Share-based compensation	3,685	4,693
Operating income excluding share-based compensation	26,839	24,317
Add: Acquisition-related charges –Intangible assets amortization	1,096	1,096
Operating income excluding share-based compensation and acquisition-related charges	27,935	25,413
Operating margin excluding share-based compensation and acquisition-related charges	7.7%	8.2%
Net income attributable to Himax stockholders	21,106	19,792
Add: Share-based compensation, net of tax	3,367	4,297
Add: Acquisition-related charges, net of tax	757	772
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	25,230	24,861
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	6.9%	8.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per Ordinary Share Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010
Diluted GAAP EPS attributable to Himax stockholders	$0.03	$0.06
Add: Share-based compensation per diluted share	$--	$0.01
Add: Acquisition-related charges per diluted share	$--	$--

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.04	$0.07

Numbers do not add up due to rounding
CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw
          Jessica Huang
            +886-2-2370-3999 Ext. 22513
            jessica_huang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com

LIVE CALL INFORMATION	REPLAY INFORMATION
Tuesday, August 10, 2010 7AM Taiwan Monday, August 9, 2010 7PM NYC CEO / CFO Number: 1-201-689-8472 Listener Call Number: 1-201-689-8471 or 1-877-407-4018	Accessible 2 hours after the call through noon on Tuesday, August 17, 2010 Taiwan Replay Number: 1-858-384-5517 Conference ID number: 353643

Operator Intro: Welcome to Himax Technologies’ second quarter 2010 financial results conference call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through noon on Tuesday, August 17, 2010 in Taiwan.  The replay dial-in number is 1-858-384-5517 with conference ID number 353643.  The replay will also be accessible at www.himax.com.tw.

Joseph Villalta

Thank you, operator. Welcome everyone to Himax’s second quarter 2010 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments, we will have time for any questions today.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1646-536-7028. Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results, industry growth and the Taiwan listing plan, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities’ policies and Taiwan regulatory authorities’ acceptance of the Company’s Taiwan listing application, and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010, as amended.

Except for the Company’s full year of 2009 financials which were provided on the Company’s 20-F, filed with the SEC on June 3, 2010, the financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us today to discuss our second quarter 2010 financial results. I will start with a brief overview of our performance during the quarter, and discuss our outlook for the third quarter. Our CFO, Max Chan, will then provide additional details on our financial performance for the quarter.

Our second quarter 2010 revenue, gross margin and earnings per ADS were all in-line with our guidance updated in early July.

Our second quarter revenues came in at $187.7 million, representing a 1.5% growth year-overyear and a 7.0% growth, sequentially.

In terms of product mix, revenues from large panel display drivers were $107.8 million, down 21.2% from a year ago and down 5.8% sequentially. Large panel drivers accounted for 57.4% of our total revenues for the second quarter, compared to 74.0% a year ago and 65.2% in the previous quarter.

Revenues from small- and medium-sized applications achieved a record-level of $65.7 million in the second quarter, up 74.9% from the same period last year and up 42.0% sequentially. Small- and medium-sized applications accounted for 35.0% of total revenues, compared to 20.3% for the same period last year, and 26.4% in the previous quarter. This strong sequential and year-over-year growth for small- and medium-sized products reflects our continued efforts and solid execution to diversify our product portfolio and customer base.

Revenues from our non-driver business were $14.2 million, up 34.9% from the same period last year and down 3.7% sequentially. Non-driver products accounted for 7.6% of our total revenues, compared to 5.7% a year ago and 8.4% in the previous quarter.

Our GAAP gross margin for the second quarter was 20.4%, compared to 20.8% a year earlier, and 19.8% in the previous quarter. The sequential improvement in gross margin was primarily a combined result of gross margin improvement in some of our major non-driver products and our being able to raise selling prices of display drivers, which partially offset the increase in our back-end costs.
For the second quarter, GAAP net income was $12.0 million, or 7 cents per ADS, compared to $15.4 million, or 8 cents per ADS, a year ago, and $9.1 million, or 5 cents per ADS, in the prior quarter. Max will elaborate more on this later.

Now, I’d like to talk about our product portfolio. We expanded our small-and medium-sized market share and further strengthened our market position. Most notably, in the first half 2010, our display driver revenues for handset applications achieved 84.6% year-over-year growth. We believe our complete product lineup, coupled with our strategic marketing and solid execution will continue to drive growth and increase our market share.

Our LCOS product line, including LCOS panels and their associated controller ICs, continued to dominate this market segment. In particular, our proprietary color-filter LCOS solutions, which enable easy mass production, continue to be widely-adopted by customers for a broad range of pico-projector applications, in standalone or embedded types. In the first half of 2010, we have already shipped more LCOS panels than we delivered in the full year 2009. We are confident that we are well positioned to capitalize on the emerging pico-projector industry, which we believe is still in the early stage of a long-term product life cycle.

Our analog IC line, comprising primarily of power management ICs and white LED drivers, is another important product category at Himax. Moreover, thanks to the ramp-up of WLED drivers for notebooks and TV applications, revenues from our analog ICs line more than doubled in the first half of 2010, both sequentially and year-over-year. We expect this momentum to continue, with increased penetration of white LED back-light in TFT-LCD panels and the growing adoption of our white LED drivers.

We achieved another important milestone in July 2010 with the commencement of small-volume shipment of our 2D to 3D chip to a major TV brand. Our real-time 2D to 3D conversion solutions, suitable for all types of 3D displays, has received overwhelming interest from customers since we introduced this technology in February. Customers are keen to incorporate our solutions into a number of 3D-ready displays to capitalize on the early-adopter advantages in the 3D era. While our design-in and sales activities have been intensive, our near-term shipments are constrained by the limited availability of 3D panels. We expect the supply shortage to ease in the next few quarters.
In our CMOS image sensor product line, on top of shipment for handsets, we started small volume shipments for notebook PC applications to one of the world’s top notebook brands. The adoption by this world-class brand validates our product and technology competitiveness. With the sampling of our next generation CMOS image sensors, we are on track to be awarded with more design-in projects for a wider range of customers.

Before providing third quarter 2010 guidance, I would like to share with you some of my recent observations.

We are seeing softening demand since June with talks of end product sell-through noticeably slowing down and customers getting cautious on inventory levels. Over the last ten days, in particular, literally all our customers cut back their forecasts significantly for August and September. While we are actively talking to our customers, we have not yet come to a conclusion as to whether this is a short-term over-reaction owing to customers’ concerns over excess inventory and weakening demand or this has longer term implications. While the forecast reduction came from a wide range of customers covering a broad range of products, we are still uncertain if this is specific to Himax or this is an industry-wide phenomenon. That said, demand for our handset display drivers remains relatively stable and we are still having difficulties fulfilling all those demands due to tight foundry supplies.

In response to the uncertain market conditions, we have been managing our production plan and inventory level carefully. Our inventory days at the end of second quarter was 48 days, remained within the normal course of our business, as compared to 52 days a year ago and 42 days a quarter ago.

Despite recent concerns over excess inventory and weakening demand industry-wide, we have seen our gross margin improve since the beginning of the year. We expect this trend to continue primarily due to better product mix, and solid execution of our price strategies and cost reduction measures. In particular, we are pleased to see improved gross margins for some of our major non-driver products. Take our LCOS pico-projector product line for example, with increased shipment and higher capacity utilization, gross margin and gross profit continue to grow. We believe similar economies of scale are taking place in some of our other non-driver product lines, which will eventually be growth drivers of both our top line revenue and bottom line profit in the not too distant future.

Now comes to our guidance. In the third quarter 2010, we expect revenues to decline by 13% to 18%, gross margin to increase by 1-2 percentage points, sequentially, and GAAP earnings per ADS to be in the range of 0-2 cents. Our third quarter GAAP earnings per ADS guidance takes into account our 2010 grant of restricted share units, or RSUs, at the end of September. The 2010 RSUs, subject to Himax’s Board approval, is assumed to be valued in the range of $9-10 million, of which approximately 60% will be vested and expensed immediately on the grant date. Excluding share-based compensation and acquisition-related charges, our third quarter 2010 non-GAAP earnings per ADS are expected to be between 4-6 cents.

Now let me turn over to Max Chan, our CFO, for further details on our financials.

Mr. Max Chan

Thank you, Jordan. I will now provide additional details on our second quarter financial results.

For the second quarter, our GAAP operating expenses were $25.3 million, up 7.2% from $23.6 million a year ago and up 2.8% from $24.6 million in the previous quarter. GAAP operating income for the second quarter was $13.0 million, down 12.0% from $14.8 million, in the same period last year and up 28.7% from $10.1 million in the prior quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the second quarter was 20.4%, compared to 20.8% a year ago and 19.8% a quarter ago. Non-GAAP operating income for the second quarter was $15.4 million, down from $17.7 million in the same period last year and up from $12.5 million in the previous quarter.

Share-based compensation and acquisition-related charges for the second quarter were $1.7 million and $0.3 million, respectively, compared to $2.1 million and $0.4 million, a year earlier.

Non-GAAP net income was $14.0 million, or 8 cents per ADS, down from $17.9 million or 10 cents per ADS for the same period last year, and up from $11.2 million or 6 cents per ADS in the previous quarter.
In the second quarter, net cash inflow from operating activities was $2.3 million compared to a net cash inflow of $45.8 million in the previous quarter. Our cash, cash equivalents and marketable securities available for sale were $ 157.9 million at the end of June, compared to $161.1 million a quarter ago.

As announced previously, we scheduled our annual cash dividend of 25 cents per ADS, or 12.5 cents per ordinary share to be paid on August 13, 2010, to shareholders of record as of August 6, 2010. The total dividend payout amount is approximately $44 million.

In May, we announced that we are pursuing a TDR listing on the Taiwan Stock Exchange as an alternative to the prior application of a primary listing of our ordinary shares. As Himax is a Cayman Islands company listed on the Nasdaq, a major benefit of a TDR listing for Himax, as opposed to primary listing as initially planned, is that maintenance costs of listing in Taiwan will likely be substantially lower because additional compliance requirements in the case of TDR listing is rather limited. We are preparing our semi-annual financial statements, to be reviewed by our external auditor, as a required procedure for our TDR application. We are also in further discussions with the Taiwan authorities on the details of our TDR mechanism. We will continue to provide updates on our TDR plan as they become available.

As Jordan discussed, excluding share-based compensation and acquisition-related charges, our non-GAAP earnings per ADS guidance for third quarter would be 4 to 6 cents, as compared to the GAAP earnings per ADS guidance for the third quarter of 0 to 2 cents. The difference is primarily due to our 2010 RSUs grant at the end of September.  As Jordan mentioned earlier, the total value of the award is expected to be in the range of $9-10 million, of which approximately 60% would be vested and expensed immediately on the grant date, settled in cash, with the balance being vested in three equal installments in three years and amortized over three years accordingly. This vesting and expensing schedule of our annual RSUs grant has been a consistent practice since our IPO in 2006. We are studying a new bonus scheme for 2011, under which the expenses will be expensed more evenly over the four quarters of a year. We will provide further updates in our next earnings call scheduled in early November.

During the quarter, we continued to repurchase our ADSs and thereby cancelled our underlying ordinary shares accordingly. Share repurchases in the second quarter totaled $2.9 million or approximately 1.0 million ADSs. At the end of the second quarter 2010, we had roughly $4.1 million remaining in the current authorized share repurchase plan.

The third quarter 2010 earnings per ADS guidance that Jordan provided earlier is based on the assumption of having 357 million diluted weighted average ordinary shares, with one ADS representing two ordinary shares.

Operator, that concludes our prepared remarks. We can now take any questions.

Jordan’s closing remarks

Thank you everyone for taking time to join today’s call.  We look forward to talking to you again at our next earnings call in early November with an update on our third quarter results.